                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                    SUNRISE INTERNATIONAL LEASING CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   86769K-10-5
                                   -----------
                                 (CUSIP Number)

                                  Peter J. King
                       c/o The King Management Corporation
                        5500 Wayzata Boulevard, Suite 750
                          Minneapolis, Minnesota 55416
                                 (612) 593-0051
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 24, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  Page 1 of 14
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                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
-------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

        Peter J. King
-------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)   [   ]
        (b)   [ X ]
-------------------------------------------------------------------------------
3)      SEC USE ONLY


-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS
        Not applicable.

-------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

-------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                   4,735,803
                              -------------------------------------------------
NUMBER OF                     8)   SHARED VOTING POWER
SHARES BENEFICIALLY                -0-
OWNED BY EACH                 -------------------------------------------------
REPORTING PERSON              9)   SOLE DISPOSITIVE POWER
WITH                               2,186,982
                              -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                   -0-

-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,735,803

-------------------------------------------------------------------------------
12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X] Excludes shares held by other group members

-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        62.7%

-------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
        IN

-------------------------------------------------------------------------------


                                  Page 2 0f 14
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                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
-------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

        The King Management Corporation
-------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [   ]
        (b)      [ X ]
-------------------------------------------------------------------------------
3)      SEC USE ONLY


-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS
        WC

-------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        Minnesota

---------------------------- --------------------------------------------------
                              7)   SOLE VOTING POWER
                                   352,500
                             --------------------------------------------------
NUMBER OF                     8)   SHARED VOTING POWER
SHARES BENEFICIALLY                -0-
OWNED BY EACH                 -------------------------------------------------
REPORTING PERSON              9)   SOLE DISPOSITIVE POWER
WITH                               753,318
                              -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                   -0-

-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        753,318

-------------------------------------------------------------------------------
12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X] Excludes shares held by other group members

-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.4%

-------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------

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                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
-------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

        Stephen D. Higgins
-------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)   [   ]
        (b)   [ X ]
-------------------------------------------------------------------------------
3)      SEC USE ONLY


-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS
        Not applicable.

-------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

-------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

---------------------------- --------------------------------------------------
                              7)   SOLE VOTING POWER
                                   340,358
                              -------------------------------------------------
NUMBER OF                     8)   SHARED VOTING POWER
SHARES BENEFICIALLY                -0-
OWNED BY EACH                 -------------------------------------------------
REPORTING PERSON              9)   SOLE DISPOSITIVE POWER
WITH                                 2,889,179
                              -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                   -0-

-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,889,179

-------------------------------------------------------------------------------
12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [X] Excludes shares held by other group members

-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        43.5%

-------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
        IN

-------------------------------------------------------------------------------

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                                  SCHEDULE 13D
                                  ------------

        This Amendment No. 3 to Schedule 13D hereby amends and supplements a
Schedule 13D dated March 2, 1999 (the "Original Statement"), as amended by Amendment No. 1 dated September 8, 1999 ("Amendment No. 1") and Amendment No. 2 dated January 31, 2000 ("Amendment No. 2"), filed by and on behalf of Peter J. King, The King Management Corporation ("King Management") and Stephen D. Higgins, individually and as trustee under each of the William B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King (the "WBK Trust") and Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"), with respect to the common stock, par value $.01 per share (the "Common Stock") of Sunrise International Leasing Corporation, a Delaware corporation ("Sunrise"). Mr. King, King Management and Mr. Higgins are sometimes collectively referred to herein as the "Reporting Persons."

        Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1 and Amendment No. 2. All terms used, but not defined, in this Amendment No. 3 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or to Amendment No. 2, and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is supplemented in the following manner:

        On February 24, 2000, King Management purchased a combined total of 352,500 shares of Sunrise Common Stock for an aggregate purchase price of $1,718,437.50, less commissions and other brokerage fees. This purchase was paid for with working capital of King Management and the shares were acquired in an open market transaction.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is supplemented in the following manner:

        As disclosed in Amendment No. 2, on January 31, 2000, King Management entered into an agreement and plan of merger (the "Merger Agreement") with Sunrise pursuant to which, on the terms and subject to the conditions set forth therein, Sunrise will be merged with and into King Management (the "Merger"), with King Management being the surviving corporation. As a result of the Merger, stockholders of Sunrise (other than King Management or any of its direct or indirect subsidiaries) will receive $5.25 in cash per share of Sunrise Common Stock (the "Merger Consideration"). The Merger is subject to certain terms and conditions, including (i) approval and adoption of the Merger Agreement by the stockholders of Sunrise; and (ii) King Management's parent company, upon its formation, obtaining approximately $15,000,000 under a credit facility or loan agreement (the "Financing") and contributing such funds to King Management for it to use to consummate the transactions contemplated by the Merger Agreement, including the Merger and the satisfaction of all other costs and expenses arising in connection therewith.

        King Management purchased the 352,500 shares of Sunrise Common Stock on February 24, 2000 because it had an opportunity to purchase these shares of Sunrise Common Stock at a price per share lower than the Merger Consideration. King Management purchased the 352,500 shares of Sunrise Common Stock at a price per share equal to $4.875. Although King Management does not have any present intentions to purchase any additional shares of Sunrise Common Stock, it may from time to time, depending upon market conditions, its evaluation of Sunrise's business and prospects and the status of the Merger, purchase additional shares of Sunrise Common Stock in privately negotiated or open market transactions, on such terms and at such times as King Management considers desirable.

        The foregoing summaries of the purchase of 352,500 shares of Sunrise Common Stock and the Merger Agreement are qualified in their entirety by reference to a copy of (i) the form of Stock Purchase Agreement incorporated by reference as Exhibit 1 to this Amendment No. 3. and incorporated herein in its entirety by reference, and (ii) the Merger Agreement incorporated herein by reference to Exhibit 1 to Amendment No. 2 and incorporated herein in its entirety by reference.

        Except as otherwise provided in this Item 4 and other than as to matters that Mr. King, as Chief Executive Officer and Chairman of the Board of King Management, may consider and discuss with other King Management officers and board members from time to time, none of the Reporting Persons have any present plans or proposals which relate to or would result in:

        - the acquisition by any person of additional securities of Sunrise or the disposition of securities of Sunrise;

        - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sunrise;

        -  a sale or transfer of a material amount of assets of Sunrise;

        - any change in the present board of directors or management of Sunrise, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        - any material change in the present capitalization or dividend policy of Sunrise;

        - any other material change in Sunrise's business or corporate structure;

        - changes in Sunrise's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sunrise by any person;

        - causing a class of securities of Sunrise to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        - a class of equity securities of Sunrise becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        -  any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is supplemented in the following manner:

     (a) As of February 24, 2000, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 6,636,253 shares outstanding, as set forth in the Merger Agreement):

         1. Peter J. King beneficially owned 4,735,803 shares (62.7% of the Common Stock). Mr. King has sole voting power with respect to 4,735,803 shares and sole dispositive power with respect to 2,186,982 shares. Pursuant to the Voting Trust Agreement dated as of May 27, 1998 among Mr. King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Retained Annuity Trust for the benefit of Peter J. King (the "Voting Trust Agreement"), Mr. King has sole voting power with respect to an aggregate of 3,466,797 shares of Common Stock, the voting trust certificates of which are currently held by Mr. King, King Management, the WBK Trust and the RSK Trust. Also included within the 4,735,803 shares of Common Stock of which Mr. King has sole voting power are: (a) 400,818 shares of Common Stock held by King Management pursuant to the Voting Trust Agreement; (b) 352,500 shares of Common Stock held by King Management directly, and (c) an aggregate of 916,506 shares of Common Stock issuable pursuant to outstanding options held by Mr. King that are fully exercisable.

         Mr. King has sole dispositive power with respect to 2,186,982 shares of Common Stock. The 2,186,982 shares of Common Stock include: (a) an aggregate of 753,318 shares of Common Stock held by King Management, of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder, (b) 517,158 shares of Common Stock held by Mr. King individually;
(c) 541,506 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise on June 18, 1997 and is fully exercisable; (d) 250,000 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise effective as of June 23, 1998 and is fully exercisable; and (e) 125,000 shares of Common Stock issuable pursuant to an option to purchase 400,000 shares of Common Stock that was granted by Sunrise to Mr. King effective on June 23, 1998 and is exercisable as follows: (i) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock, as reflected by the Nasdaq National Market System, averages $5.00 for ten consecutive business days; (ii)125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $6.00 for ten consecutive business days; and (iii) 150,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $7.00 for ten consecutive days. If none of the foregoing events occurs and if the Merger is not completed, this option will become immediately exercisable on June 23, 2004.

         2. Stephen D. Higgins beneficially owned 2,889,179 shares (43.5% of the Common Stock). Mr. Higgins has sole voting power with respect to 340,358 shares and sole dispositive power with respect to 2,889,179 shares. Mr. Higgins owns 5,029 shares of Common Stock directly (less than 1% of the Common Stock), and has the sole power to vote and dispose of such shares. In addition, Mr. Higgins is the co-trustee of each of the RSK Trust and the WBK Trust, which collectively own 2,884,150 shares of Common Stock (43.5% of the Common Stock). Of these shares, 1,262,382 shares of Common Stock (19.0% of the Common Stock) are held by the

RSK Trust, and 1,621,768 shares of Common Stock (24.4% of the Common Stock) are held by the WBK Trust. Mr. Higgins has the sole power to dispose of all shares of Common Stock held by the WBK Trust and the RSK Trust in his capacity as co-trustee of each trust. Each of the WBK Trust and the RSK Trust are irrevocable trusts. The WBK Trust is for the benefit of William B. King, the son of Peter J. King. William B. King and Mr. Higgins are co-trustees of the WBK Trust. Mr. William B. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the WBK Trust to Mr. Higgins. The RSK Trust is for the benefit of Russell S. King, the son of Peter J. King. Russell S. King and Mr. Higgins are co-trustees of the RSK Trust. Mr. Russell S. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the RSK Trust to Mr. Higgins. Pursuant to the Voting Trust Agreement, Mr. Higgins delegated all of his power to vote the shares of Common Stock held by the RSK Trust and 1,286,439 shares of Common Stock held by the WBK Trust to Peter King. Mr. Higgins retains sole voting power with respect to the 335,329 shares of Common Stock held by the WBK Trust which were not deposited into the voting trust.

         3. King Management beneficially owned 753,318 shares (11.4% of the Common Stock). King Management has sole voting power with respect to 352,500 shares, and does not have voting power with respect to the 400,818 shares. King Management has sole dispositive power with respect to 753,318 shares. Pursuant to the Voting Trust Agreement, Mr. King has sole voting power with respect to, among other shares, 400,818 shares of Common Stock, the voting trust certificates of which are currently held by King Management.

         4. The Reporting Persons beneficially owned an aggregate of 5,076,161 shares (67.2% of the Common Stock). Mr. King, King Management, the WBK Trust and the RSK Trust beneficially owned an aggregate of 5,071,132 shares (67.1% of the Common Stock).

     (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

     (c) As described in Item 4 above, on February 24, 2000, King Management purchased a combined total of 352,500 shares of Sunrise Common Stock at a price of $4.875 per share for a total purchase price of $1,718,437.50, less commissions and other brokerage fees. These shares were acquired in an open market transaction. Except for this purchase by King Management, no other Reporting Person has effected any transactions in the Common Stock of Sunrise during the past 60 days or since filing Amendment No. 2.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is supplemented in the following manner:

     As described under "Item 4. Purpose of Transaction," on February 24, 2000, King Management purchased the 352,500 shares of Sunrise Common Stock. In connection with the purchase of these shares King Management entered into a Stock Purchase Agreement, a form of which is incorporated herein by reference to Exhibit 1 to this Amendment No. 3, with each of the following persons pursuant to which such persons agreed to sell to King Management a specific number of shares and to make certain acknowledgements about the Merger: (1) Stanley Gibson, (2) Wayne Huepenbecker,
(3) Thomas Guggisberg, (4) Jim Spinner, (5) Richard Berry IRA, (6) Dominque Berry, (7) Richard Berry Family Trust, (8) Robert Blunt, (9) Robert Thomssen, and (10) Robert Paymar.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is supplemented in the following manner:

     Exhibit 1 Form of Stock Purchase Agreement between The King Management Corporation and each seller who participated in the sale to King Management of the 352,500 shares of Sunrise Common Stock on February 24, 2000.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2000                                /s/ Peter J. King
                                           ------------------------------------
                                           Peter J. King

                                           THE KING MANAGEMENT CORPORATION

                                           By:  /s/ Peter J. King
                                              ---------------------------------
                                                   Peter J. King
                                                   Chief Executive Officer


                                             /s/ Stephen D. Higgins
                                           ------------------------------------
                                           Stephen D. Higgins

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                                  EXHIBIT INDEX


------------------ -------------------------------------------------- -----------------------------
    EXHIBIT
       NO.                  DESCRIPTION OF EXHIBIT                         METHOD OF FILING
------------------ -------------------------------------------------- -----------------------------
       1          Form of Stock Purchase Agreement between The        Filed herewith electronically.
                  King Management Corporation and each seller
                  who participated in the sale to King Management
                  of the 352,500 shares of Sunrise Common Stock
                  on February 24, 2000 (filed herewith).


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